Exhibit 1.2

For More Information:

Investor Relations Monish Bahl CDC Corporation 678-259 8510 MonishBahl@cdcsoftware.com	Media Relations Scot McLeod CDC Software 770-351-9600 ScotMcLeod@cdcsoftware.com

FOR IMMEDIATE RELEASE

CDC Corporation Estimates Record Revenues of US$307-308 Million for 2006 and Expects to Exceed
Adjusted Net Income Guidance

Company Expects Fourth Quarter and Full Year 2006 Revenues to Equal or Exceed High End of Guidance

BEIJING, ATLANTA, February 6, 2007 — CDC Corporation (NASDAQ: CHINA), focused on enterprise software applications, mobile applications and online games, today announced preliminary financial results for the fourth quarter and the fiscal year ended December 31, 2006.

Based on preliminary financial data, the company expects total revenues for the fourth quarter of 2006 ended December 31, 2006 to be in the range of US$87.2 million to US$88.2 million, an increase of approximately 40 percent over the same period a year ago. This would result in annual revenues for 2006 of US$307 to US$308 million, an increase of approximately 26 percent over 2005. This estimate exceeds the high end of the guidance of US$303 to US$307 million, provided on the company’s third quarter 2006 conference call.

The company expects adjusted net income* to range from US$34.3 to US$35.0 million, for the full year 2006, an increase of 119% over the same period last year and higher than the guidance of US$32.0 to US$33.3 million provided on the company’s third quarter 2006 conference call.

“I am very pleased to report that our preliminary results exceed the high end of our previous rounds of revenue and adjusted net income guidance which were revised upward twice during the 2nd half of 2006” said Peter Yip, CEO of CDC Corporation. “Once again, we expect to post record quarterly revenues, while improving our profitability. With 3 record revenue quarters in a row, we clearly have a great deal of momentum in our businesses. We are especially pleased with the quality of the organic software revenue mix that includes over 50 percent of software license revenues coming from new-logo customers. Also, we are building momentum with CDC Games as our pipeline of new games is extremely robust, including Stone Age 2 that was just voted the Most Anticipated Game of 2007 in China.”

Added Mr. Yip, “Despite the current softness in the Mobile Value Added Services (“MVAS”) market in China, we continue to strongly believe in the long-term potential of the world’s largest mobile market. Although there may be a possibility of a one-time partial write-down of some of CDC Mobile’s investments in MVAS in China that could potentially impact GAAP net income, this is not expected to impact adjusted net income or operating income for the year. Through our various strategic initiatives such as our recent acquisition of Timeheart, a leading MVAS provider in China, our US$100 million 3G Content Partner Program, our bundling partnership with Nokia, our plan to integrate our 3G services with the content of Menllo.com, a leading Web 2.0 online community in China, and our recently announced intention to make a strategic investment in BBMF, one of the leading 3G content providers in Japan, CDC Mobile is well positioned for the first-mover advantage in the fast growing 3G markets in Japan and soon in China. I am very proud of our accomplishments to date, and happy to reconfirm our previously announced guidance for 2007.”

The full results for the fourth quarter of 2006 and full year 2006 are planned for release during the first week of March 2007. The estimates presented in this press release are preliminary and unaudited. This announcement reflects the company’s estimates of revenue and adjusted net income only. The company could have a material change in GAAP net income. The company is in the process of completing its regular review of quarterly and annual financial statements and adjustment to the estimates set forth in this press release may be identified as a result of this process.

Reconciliation of GAAP Net Income Range
Preliminary, subject to change upon completion of quarterly review procedures and calculated based on the mid point of the range.**

Reconciliation from GAAP results to non-GAAP results (in millions
of U.S. dollars)	Full Year 2006

GAAP net income**	8.80

Add back restructuring cost	1.60
Add back amortization of purchased intangibles related to the acquisition of subsidiaries	13.80

Add back stock compensation expenses related to the acquisition of subsidiaries	7.10

Add back deferred tax impact related to acquisition of
Subsidiaries	7.85
Subtract gain on disposal of investments	(4.50)

Adjusted Net income — non-GAAP*	34.65

* Adjusted Financial Measures
To supplement the financial measures prepared in accordance with United States generally accepted accounting principles (“GAAP”), the company uses Non-GAAP financial measures for net income and other line items, which are adjusted from results based on GAAP. These Non-GAAP measures are provided to enhance the user’s overall understanding of the company’s current financial performance and its prospects for the future. The company believes the Non-GAAP results provide useful information to both management and investors. Although the company continues to report GAAP results to investors, it believes the inclusion of Non-GAAP financial measures provides further clarity in its financial reporting. These Non-GAAP financial measures may be different from Non-GAAP financial measures used by other companies, and should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for or superior to GAAP measures.

The Company defines adjusted net income as net income adjusted for certain purchase accounting related charges and restructuring expenses. The purchase accounting related charges are primarily related to the non-cash amortization of acquisition related intangibles and non-cash tax charges related to our utilization of acquired tax net operating loss carry forwards. Restructuring charges typically result as we consolidate acquired companies to achieve operational synergies.

A reconciliation of 2005 adjusted net income to GAAP can be found in the Company’s earnings release for the full year 2005 dated April 12, 2006.

The estimates presented in this press release are preliminary and unaudited. The company is in the process of completing its regular quarterly financial statements closing and reporting process and adjustment to the estimates set forth in this press release may be identified as a result of this process.

About CDC Corporation
The CDC family of companies includes CDC Software focused on enterprise software applications and services, CDC Mobile focused on mobile applications, CDC Games focused on online games, and China.com focused on portals for the greater China markets. For more information about CDC Corporation (Nasdaq: CHINA), please visit www.cdccorporation.net .

About CDC Games
CDC Games is one of the market leaders of online and mobile games in China with over 42 million registered users. The company pioneered the “free-to- play, pay-for-merchandise” online games model in China with Yulgang, which has received the ''Top 10 Most Popular Games’’ award from the China Game Industry Annual Conference (CGIAC) for two consecutive years, in 2005 and 2006. Stone Age 2, from CDC Games, also received the award for ''Most Anticipated Game of 2007’’ from CGIAC.

About CDC Software
CDC Software, The Customer-Driven Company™, is a provider of comprehensive enterprise software applications and services designed to help businesses thrive and become customer-driven market leaders. The company’s industry-specific solutions are used by more than 5,000 customers worldwide within the manufacturing, financial services, health care, home building, real estate, and wholesale and retail distribution industries. CDC Software’s product suite includes Pivotal CRM (customer relationship management), c360 CRM add-on products, industry solutions and development tools for the Microsoft Dynamics CRM platform, Ross ERP (enterprise resource planning) and SCM (supply chain management), MVI real-time performance management, IMI warehouse management and order management, Platinum China HR (human resource) and business analytics solutions. For more information, please visit www.cdcsoftware.com .

About CDC Mobile
CDC Mobile, a business unit of CDC Corporation, is focused on providing consumer-based and enterprise-based mobile applications services in China. These include SMS (Short Message Services), IVR (Interactive Voice Response), MMS (Multimedia Message Service) and WAP (Wireless Application Protocol) applications and services. Through its companies in China, it has direct connectivity with local mobile operators in 29 provinces. In January 2007, CDC Mobile launched a US$100 million investment program targeting strategic investments in leading 3G content providers in North Asia and Europe that can be leveraged to gain first-mover advantage in the anticipated 3G marketplace in China.

About China.com Inc.
China.com Inc. (stock code: 8006; website: www.inc.china.com), a leading MVAS and Internet services company operating principally in China was listed on the GEM of the Stock Exchange of Hong Kong Limited on March 9, 2000. In December 2000, China.com Inc. was admitted as a constituent stock of the Hang Seng IT and IT Portfolio Indices.

Cautionary Note Regarding Forward-Looking Statements
This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements regarding expected revenues, non-GAAP net income, a possible one-time write-down in CDC Mobile that could impact GAAP net income, the pipeline of online games for CDC Games and the timing of our release of full year results, and other statements that are not historical fact, the achievement of which involve risks, uncertainties and assumptions. If any such risks or uncertainties materialize or if any of the assumptions proves incorrect, our results could differ materially from the results expressed or implied by the forward-looking statements we make. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, including the following: (a) the ability to realize strategic objectives by taking advantage of market opportunities in targeted geographic markets; (b) the ability to make changes in business strategy, development plans and product offerings to respond to the needs of current, new and potential customers, suppliers and strategic partners; (c) the effects of restructurings and rationalization of operations; (d) the ability to address technological changes and developments including the development and enhancement of products; (e) the ability to develop and market successful Advanced Mobile Products; (f) the entry of new competitors and their technological advances; (g) the need to develop, integrate and deploy enterprise software applications to meet customer’s requirements; (h) the possibility of development or deployment difficulties or delays; (i) the dependence on customer satisfaction with the company’s software products and services; (j) continued commitment to the deployment of the enterprise software solutions; (k) risks involved in developing software solutions and integrating them with third-party software and services; (l) the continued ability of the company’s enterprise software solutions to address client-specific requirements; (m) demand for and market acceptance of new and existing enterprise software and services and the positioning of the company’s solutions; and (n) the ability of staff to operate the enterprise software and extract and utilize information from the company’s enterprise software solutions. Further information on risks or other factors that could cause results to differ is detailed in filings or submissions with the United States Securities and Exchange Commission made by CDC Corporation in its Annual Report for the year ended December 31, 2005 on Form 20-F filed on June 21, 2006. All forward-looking statements included in this press release are based upon information available to management as of the date of the press release, and you are cautioned not to place undue reliance on any forward looking statements which speak only as of the date of this press release. The company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise.